VIA EDGAR

January 22, 2016

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hanmi Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 9, 2015
File Nos. 000-30421

Dear Mr. West:

We have received and reviewed your letter dated December 29, 2015 to Hanmi Financial Corporation (“Hanmi”) regarding Hanmi’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015. For your convenience, we have included your comment below in boldface followed by Hanmi’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2015

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 51

Noninterest Income, page 58

1.	We note that you recognized a gain on the disposition of purchased credit impaired (“PCI”) loans of $4.3 million and $8.0 million for the three and nine months ended September 30, 2015, respectively. We also note from your disclosure on page 30 of your Form 10-K within your critical accounting policies (PCI loans) that you aggregate PCI loans into pools having common credit risk characteristics. Please address the following:

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

January 22, 2016

•	Tell us and revise your future filings to clarify what you mean by disposition on PCI loans. For example, clarify if the PCI loans were sold or if the outstanding PCI loan amounts were paid-off, etc.

Response: When we remove a PCI loan from a loan pool, we describe the receipt of cash proceeds or assets arising from the resolution of the loan receivable in excess of its carrying amount as “Disposition gains on Purchased Credit Impaired (“PCI”) loans.” We did not expect, at the time we completed our previous quarter’s estimation of expected cash flows, the cash proceeds received in excess of the loan’s carrying amount. Resolution of a PCI loan typically occurs when we (i) receive payment in settlement with the borrower, (ii) sell the loan to a third party, or (iii) foreclose on the collateral securing the loan in satisfaction of the loan. Disposition gains also include the receipt of cash proceeds arising from PCI loans that had a zero fair value at the date of acquisition where the selling bank had fully charged-off these loans prior to our acquisition.

Disposition gains do not include any losses arising from the resolution of the loan receivable when the cash proceeds or assets received are less than the carrying amount, including any previously established allowance for loan losses. We charge the income statement (provision for loan losses) to establish and increase the allowance for loan losses and record all losses as a charge-off to the allowance.

We will include in our future filings a clarification to the effect set forth in Exhibit 1 attached hereto, regarding our meaning of “Disposition gains on Purchased Credit Impaired (“PCI”) Loans.”

•	Tell us the loan pools you identified at the acquisition date of Central Bank Inc. and quantify the amount of pooled loans (by loan class) as a percentage of total PCI loans that were aggregated into loan pools. Revise your future filings to clarify those loans (by loan class) that were included in loan pools and those that were not.

Response: We identified, for our five loan classes, 20 loan pools comprised of 201 PCI loans at the date of acquisition. These pooled PCI loans represented 94% of the total estimated fair value, and 96% of the total number, of all United Central Bank, PCI loans at the date of the CBI acquisition. United Central Bank was the wholly owned subsidiary of Central Bancorp, Inc. (“CBI”).

Please see the attached Exhibit 2 for a schedule of those PCI loans aggregated into loan pools (by loan class) as a percentage of total PCI loans as of the date of acquisition and Exhibit 3 for the same data for such loans as of September 30, 2015.

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

January 22, 2016

We will include in our future filings the data to the effect set forth in Exhibits 2 and 3, which we believe, will clarify those loans (by loan class) that were or were not included in loan pools.

•	Tell us how and when loans are removed from the pools at the time of disposition. As part of your response, it may be helpful to include illustrative examples of the accounting applied to the pools.

Response: ASC 310-30-40-1 (Derecognition – Pool of Multiple Loans) provides that once a pool of loans is assembled, the integrity of the pool shall be maintained and that a loan shall be removed from a loan pool only if we sell, foreclose or otherwise receive assets in satisfaction of the loan, or we write-off the loan. ASC 310-30-40-2 provides that we should remove the loan at its carrying amount.

ASC 310-30-35-15 (Subsequent Measurement) provides that when we remove a loan from a pool of loans, the difference between the loan’s carrying amount and the fair value of the collateral or other assets received should not affect the percentage yield calculation we used to recognize accretable yield on the pool of loans.

We remove a loan from a loan pool in accordance with such guidance and, as described in our response to Question 1 above, such removal can give rise to cash proceeds or assets received in amounts exceeding a loan’s carrying amount.

In the accounting for our loan pools, we first estimate the future principal and interest collections for each loan in a loan pool at the date of acquisition to determine the initial fair value. The effective interest rate is the discount rate that equates the present value of our estimated future cash flows to our initial investment. We aggregate this information to determine the fair value and yield for each loan pool. We then determine the initial fair value for each loan in a loan pool based upon that loan pool’s fair value and yield.

On a quarterly basis, we update our estimates of future principal and interest collections for each loan.

In between quarterly reviews, the carrying amount of a loan at the end of each month is equal to the prior month’s carrying amount plus the current month’s accretion less the current month’s payments. The carrying amount of a loan, prior to its removal from a loan pool, is the carrying amount as of the last month plus the accretion for the current month. Accordingly, the loan pool yield is the same before and after the removal of a loan.

•	Explain to us how you computed the gain(s) on the disposition of PCI loans and refer us to the specific authoritative guidance you used to support your accounting treatment and classification in your consolidated statements of income (i.e. as non-interest income).

Mr. Hugh West

Accounting Branch Chief

Office of Financial Services

U.S. Securities and Exchange Commission

January 22, 2016

Response: As described in our response to Question 1 and Question 3 above, we compute the disposition gain of a PCI loan as the excess of cash proceeds or assets received in the resolution of the loan over the carrying amount of the loan at the time of resolution.

We believe that our income statement classification is consistent with the accounting treatment and presentation of disposals and settlements of other assets that are not subject to ASC 310-30. For example, gains recorded in connection with loan sales and foreclosures are reported as non-interest income rather than as an adjustment to loan yield (i.e., as loan interest income). Additionally, while not specifically addressed in ASC 310-30, we believe that the presentation of the entire gain amount within non-interest income results in a clearer and more understandable income statement presentation than the alternative of reporting the remaining accretable yield in loan interest income and the nonaccretable difference in non-interest income. A financial statement user can better understand the trend and direction of loan interest income and yields arising from the application of ASC 310-30 driven by changes in the timing and amount of future cash flows previously estimated when non-interest income includes the income effects arising from loan de-recognition.

*****

Hanmi Financial Corporation acknowledges that:

•	Hanmi is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action whit respect to the filings; and

•	Hanmi may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our responses adequately address the comments raised in your letter. If you should have any further questions regarding these filings, please do not hesitate to contact me at (213) 427-5636.

Sincerely,

/s/ Romolo C. Santarosa
Romolo C. Santarosa

Senior Executive Vice President and Chief Financial Officer

Exhibit 1

Proposed Revision to Future Filings

Hanmi Financial Corporation

September 30, 2015 Form 10-Q (page 15)

Note 6 - Loans

In addition, the Company removes loans from loan pools when the Company receives payment in settlement with the borrower, sells the loan, or forecloses upon the collateral securing the loan. The Company recognizes “Disposition gains on Purchased Credit Impaired Loans” when the cash proceeds or the assets received are in excess of the loan’s carrying amount. The removal of the loan from the loan pool and the recognition of disposition gains do not affect the then applicable loan pool accretable yield.

Hanmi Financial Corporation	Exhibit 2

Summary of Acquired Purchased Credit Impaired Loans

Acquisition date August 31, 2014

(dollars in thousands)

	Pooled PCI Loans				Non-pooled PCI Loans			Total PCI Loans
	# Loans	# Pools	Fair Value	% of total	# Loans	Fair Value	% of total
Real estate loans:
Commercial property	152	11	$57,894	96%	2	$2,274	4%	$60,167
Construction	—	—	—	0%	1	183	100%	183
Residential property	13	4	2,701	60%	5	1,771	40%	4,472

Total real estate loans	165	15	60,594	93%	8	4,228	7%	64,822
Commercial and industrial loans	34	4	506	100%	—	—	0%	506
Consumer loans	2	1	17	100%	—	—	0%	17

Total acquired loans	201	20	$61,118	94%	8	$4,228	6%	$65,346

Hanmi Financial Corporation	Exhibit 3

Summary of Acquired Purchased Credit Impaired Loans

As of September 30, 2015

(dollars in thousands)

	Pooled PCI Loans				Non-pooled PCI Loans			Total PCI Loans
	# Loans	# Pools	Carrying Amount	% of total	# Loans	Carrying Amount	% of total
Real estate loans:
Commercial property	82	9	$21,716	91%	2	$2,158	9%	$23,874
Construction	—	—	—		—	—		—
Residential property	3	3	363	35%	3	672	65%	1,035

Total real estate loans	85	12	22,079	89%	5	2,830	11%	24,909
Commercial and industrial loans	13	3	193	100%	—	—	0%	193
Consumer loans	2	1	43	100%	—	—	0%	43

Total acquired loans	100	16	$22,315	89%	5	$2,830	11%	$25,145

Allowance for loan losses			$(2,918)			$(220)		$(3,138)

Total carrying amount			$19,397			$2,610		$22,007